Score Priority Corp.

1 Penn Plaza, 16th Floor
New York, NY 10119

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCORE PRIORITY CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PENN PLZ STE 1614
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E LAKE ST STE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Xing Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCORE PRIORITY CORP., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

23

Natalie Perrin

Notary Public

NATALIE PERRIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6389422
Qualified in Bronx County
My Commission Expires 03-25-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Score Priority Corp. (f/k/a Just2Trade, Inc.)
Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Score Priority Corp. (f/k/a Just2Trade, Inc.) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Score Priority Corp. (f/k/a Just2Trade, Inc.) as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Score Priority Corp. (f/k/a Just2Trade, Inc.)'s management. Our responsibility is to express an opinion on Score Priority Corp. (f/k/a Just2Trade, Inc.)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Score Priority Corp. (f/k/a Just2Trade, Inc.) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Score Priority Corp. (f/k/a Just2Trade, Inc.)'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

Score Priority Corp.
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 11,304,993
Receivable from broker-dealers	1,057,108
Deposits with clearing organizations	1,610,000
Securities owned, at fair value	18,910
Prepaid expenses and other assets	1,099,077
Intangible assets, net	8,358,235
Operating lease asset (net)	1,567,823
Total assets	**$ 25,016,146**
Liabilities and stockholder's equity	
Liabilities	
Accrued expenses and other liabilities	$ 2,364,034
Operating lease liability	1,567,823
Total liabilities	3,931,857
Stockholder's equity	
Common stock, no par value; 100 shares authorized, issued and outstanding	210,040
Paid-in capital	48,625,000
Accumulated deficit	(27,750,751)
Total stockholder's equity	21,084,289
Total liabilities and stockholder's equity	**$ 25,016,146**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Score Priority Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company conducts business on a fully disclosed basis with Vision Financial Markets, LLC ("Vision"), Axos Clearing, LLC ("Axos"), Velox Clearing, LLC ("Velox"), Wedbush Securities, Inc. ("Wedbush"), and ABN Amro Clearing Chicago LLC ("ABN"), and GAIN Capital Holdings, Inc. ("GAIN") pursuant to clearing agreements (collectively referred to as the Clearing Brokers), which assumes and maintains the accounts of the Company's customers.

The Company is a futures commission merchant registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with GAIN Capital Holdings, Inc. ("GAIN") pursuant to a clearing agreement, which assumes and maintains the accounts of the Company's customers.

On July 31, 2020, the Company entered into an agreement to acquire certain specified assets of Lightspeed Financial Services Group LLC, formerly known as Lime Brokerage LLC, a Delaware limited liability company ("LFSG" or "Seller") used in the operation of the high frequency trading and low latency API trading business conducted by its Lime division. The transaction required FINRA approval which was received on November 19, 2020.

The Company received a loan from BMO Harris Bank, N.A. in the amount of $275,390 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 15, 2020. While the Company applied for $275,390 in eligible expenditures for payroll and other expenses described in the CARES Act, no determination has been made as to whether the Company will be eligible for such forgiveness.

The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Intangible Assets

Acquired intangible assets with finite lives, which consist of trade name, website intellectual property, and brokerage customer accounts are amortized on a straight-line basis over estimated useful lives of 5 years. The Company performs an annual review of its intangible assets for impairment. No indication of impairment was noted.

Securities Owned

Securities owned at December 31, 2020, are carried at fair value, include the following:

Description	Percentage of Stockholders' Equity		Securities Owned
Equities	**0.09%**	**$**	**19,825**
Options on equity securities	**0.00**		**(915)**
Total	**0.09%**	$	**18,910**

Equities and options on equities are valued at the closing price reported on the active market on which the individual securities are traded.

Revenue Recognition

All commission revenue is recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally there is no material difference between settlement date and trade date in the recognition of revenue. Unrealized gains/(losses) on securities held at year end are included in revenues/(losses) principal transactions in the statement of operations. Amounts receivable and payable from securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC Topic 740, "Income Taxes," relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2017.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with Vision, Axos, Velox, Wedbush, and ABN for the purposes of supporting clearing and settlement activities. The Company maintains a deposit with Vision in the amount of $360,000 at December 31, 2020. The Company maintains a deposit with Axos in the amount of $100,000 at December 31, 2020. The Company maintains a deposit with Velox in the amount of $50,000 at December 31, 2020. The Company maintains a deposit with Wedbush in the amount of $1,000,000 at December 31, 2020. The Company maintains a deposit with ABN in the amount of $100,000 at December 31, 2020.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data.

However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2020:

Description		Total		Level 1
Long equities	$	19,825	$	19,825
Options on equity securities		(915)		(915)
Total	$	18,910	$	18,910

4. Related Party

The Company is owned by F.H. Global, Inc., which is owned by a shareholder.

The Company has historically relied on its parent to meet its cash flow requirements. The Company has been funded to sustain its operations and future business development. The parent has been committed to fund the Company due to the role the Company plays in the parent's overall strategy.

5. Property and Equipment and Intangible Assets

Property and equipment consist of the following at December 31, 2020:

Computer hardware and related equipment	**$ 605,125**
Furniture and fixtures	**66,389**
Other property	**858,486**
	1,530,000
Less: accumulated depreciation	**(1,530,000)**
	$ 0

As of December 31, 2020, the Company has the following amounts related to intangible assets:

	December 31, 2020		
	Gross Carrying Amount	*Accumulated Amortization*	*Net*
Amortized intangible assets:	$9,400,000	$(1,041,765)	$8,358,235
Total	$9,400,000	$(1,041,765)	$8,358,235
	========	========	========

No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the three succeeding years:

For the Year Ending December 31	*Estimated Amortization Expense*
2020	$1,699,980
2021	$1,699,980
2022	$1,699,980

6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) are presented below:

	December 31, 2020
Net operating loss carryforward	**$ 6,797,657**
Depreciation expense	**84,974**
Valuation allowance	**(6,882,631)**
	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the limited level of historical taxable income under the current corporate structure, and projections for future taxable income over the periods in which the deferred tax assets are deductible, management cannot predict when the Company will realize the benefits of the net operating loss carryforwards and accordingly has applied a valuation allowance of $6,882,631 against its deferred tax asset.

The valuation allowance increased from $5,119,984 during 2019 to $6,882,631 during 2020. At December 31, 2020, the Company's net operating loss carryforwards for federal and state and local tax purposes were approximately $19,952,422 and $10,557,670, respectively, which are available to offset future federal and state and local taxable income, if any, which will expire through the year ended December 31, 2041.

7. Commitments

The Company is obligated under a non-cancellable operating lease for its corporate headquarters. This lease will expire on August 31, 2023. The Company entered into a lease agreement for an additional regional office location on November 30, 2020. This lease will expire on November 30, 2023. Our leases include fixed rental payments. In addition, our regional office lease payments increase at pre-determined dates. Our leases also require us to make separate payments to the lessor based on the lessor's property and casualty insurance costs, the property taxes assessed on the property, and a portion of the common area maintenance associated with the property. We have elected the practical expedient to separate lease and nonlease components for all of our building leases.

During 2020, we recognized rent expense associated with our leases as follows:

Operating lease cost:	
Fixed rent expense	**$203,499**
Variable rent expense	**$38,302**
Net lease cost	**$241,801**

Future minimum annual rental payments under the current leases are as follows:

Year ending December 31,	
2021	**$501,539**
2022	**$564,667**
2023	**$501,617**
Total Operating Lease Liability	**$1,567,823**

Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU"), No. 2016-02, Leases (Topic 842), which establishes a comprehensive new lease accounting model. The new standard: (a) clarifies the definition of a lease; (b) requires a dual approach to lease classification similar to current lease classifications; and (c) causes lessees to recognize leases on the balance sheet as a lease liability with a corresponding right-of-use asset for leases with a lease-term of more than 12 months. The new standard is effective for fiscal years and interim periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, including a number of optional practical expedients that entities may elect to apply.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, an update which provides another transition method, in addition to the existing modified retrospective transition method, by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted Topic 842 effective November 1, 2019 using a modified retrospective method and will not restate comparative periods. As of December 31, 2020, the Company recorded a right-to-use asset of $1,567,823 and a corresponding lease liability of $1,567,823 on the Company's balance sheet with the difference relating to reclassifications of the deferred rent liability and lease incentive obligation as reductions to the right-of-use asset for its operating lease. Adoption of the new lease standard will not have a significant impact on the Company's statement of operations.

The Company has a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statutory limits. The Company is allowed to make discretionary matching contributions based on the salary deferrals contributed by each participant.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with these rules, the Company is required to maintain defined minimum net capital equal to the greater of $250,000 or 1/15 of aggregate indebtedness. The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. In accordance with these rules, the Company is required to maintain defined minimum net capital equal to $1,000,000.

At December 31, 2020, the Company had net capital, as defined, of $11,899,393 which exceeded the required minimum net capital of $1,000,000 by $10,899,393. Aggregate indebtedness at December 31, 2020, was $2,364,034. The ratio of aggregate indebtedness to net capital was 0.198 to 1.

9. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash on deposit at its bank. Balances at its bank are generally insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had approximately $11,045,417 in excess of FDIC insured limits.

10. Subsequent Events

The Company has evaluated subsequent events occurring through February 26, 2021. In the normal course of business and at any given time, the Company may be involved in or the subject of investigations or regulatory reviews, which may or may not seek settlements, fines, penalties, or other relief. The Company is currently in the process of concluding a regulatory matter in which it has recently agreed to a settlement with regulators for which an accrual of $250,000 has been recorded as of December 31, 2020. This amount is included in accrued expenses and other liabilities on the Statement of Financial Condition.

In February 2020, the Company received a second loan from BMO Harris Bank, N.A. in the amount of $635,700 under the CARES Act. The loan is subject to a note dated February 9, 2021 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part.

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The Company's Statement of Financial Condition as of December 31, 2020 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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